UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549


                          SCHEDULE 13G

           Under the Securities Exchange Act of 1934

                        (Amendment No.)

             Brilliant Digital Entertainment, Inc.

------------------------------------------------------------------------------
                        (Name of Issuer)

                 Common Stock ($.001 per share)

------------------------------------------------------------------------------
                 (Title of Class of Securities)

                          109502 10 4
             -------------------------------------
                         (CUSIP Number)

                       February 29, 1999
             -------------------------------------
    (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

            [ ]     Rule 13d-1(b)
            [x]     Rule 13d-1(c)
            [ ]     Rule 13d-1(d)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 109502 10 4

1    NAME OF REPORTING PERSON

         e-New Media Digital Entertainment Limited


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                        (a)
                                                            -----

                                                        (b)   X
                                                            -----

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands

                                        5    SOLE VOTING POWER
NUMBER OF SHARES                               974,359
BENEFICIALLY OWNED
BY EACH REPORTING                       6    SHARED VOTING POWER
PERSON WITH                                    NONE

                                        7    SOLE DISPOSITIVE POWER
                                              974,359

                                        8    SHARED DISPOSITIVE POWER
                                               NONE


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         974,359

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         7.8%

12   TYPE OF REPORTING PERSON (See Instructions)
          CO

1    NAME OF REPORTING PERSON

         e-New Media Technology Limited

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                        (a)
                                                            -----

                                                        (b)   X
                                                            -----

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

         BVI

                                        5    SOLE VOTING POWER
NUMBER OF SHARES                                NONE
BENEFICIALLY OWNED
BY EACH REPORTING                       6    SHARED VOTING POWER
PERSON WITH                                     974,359

                                        7    SOLE DISPOSITIVE POWER
                                                NONE

                                        8    SHARED DISPOSITIVE POWER
                                                974,359

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         974,359

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         7.8%

12   TYPE OF REPORTING PERSON (See Instructions)
          CO

1    NAME OF REPORTING PERSON

         e-New Media Company Limited


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                        (a)
                                                            -----

                                                        (b)   X
                                                            -----

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

         Hong Kong

                                        5    SOLE VOTING POWER
NUMBER OF SHARES                               NONE
BENEFICIALLY OWNED
BY EACH REPORTING                       6    SHARED VOTING POWER
PERSON WITH                                     974,359

                                        7    SOLE DISPOSITIVE POWER
                                               NONE

                                        8    SHARED DISPOSITIVE POWER
                                                974,359

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         974,359

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          7.8%

12   TYPE OF REPORTING PERSON (See Instructions)
          CO

ITEM 1 (A) NAME OF ISSUER:

     Brilliant Digital Entertainment, Inc.

ITEM 1 (B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

     6355 Topanga Canyon Boulevard, Suite 120, Woodland Hills, California
91367

ITEM 2 (A) NAME OF PERSON FILING:

     The names of the persons filing this statement (the "Reporting Persons") are e-New Media Digital Entertainment Limited; e-New Media Technology Limited; and e-New Media Company Limited.

ITEM 2 (B) ADDRESS OF PRINCIPAL OFFICE:

     The addresses of the principal office of each of the Reporting Persons are: (1) e-New Media Digital Entertainment Limited, 27/F., Sunshine Plaza, 353 Lockhart Road, Wanchai, Hong Kong; (2) e-New Media Technology Limited, 27/F., Sunshine Plaza, 353 Lockhart Road, Wanchai, Hong Kong; and (3) e-New Media Company Limited, 10 Hilltop Road, Lo Wai Tusen Wan, New Territories, Hong Kong.

ITEM 2 (C) CITIZENSHIP:

     e-New Media Digital Entertainment Limited is a Cayman Islands company. e-New Media Technology Limited is a British Virgin Islands company.
e-New Media Company Limited is a Hong Kong company.

ITEM 2 (D) TITLE OF CLASS OF SECURITIES:

     This statement relates to Common Shares of the Issuer ("Shares").

ITEM 2 (E) CUSIP NUMBER: 109502 10 4

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

          (a) /__/ Broker or dealer registered under Section 15 of the Exchange Act.

          (b)  /__/ Bank as defined in Section 3(a)(6) of the Exchange Act.

          (c) /__/ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

          (d) /__/ Investment company registered under Section 8 of the Investment Company Act.

          (e)  /__/ An investment adviser in accordance with Rule
               13d-1(b)(1)(ii)(E).

          (f) /__/ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

          (g) /__/ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

          (h) /__/ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

          (i) /__/ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

          (j)  /__/ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4    OWNERSHIP:

     (a)-(b) e-New Media Digital Entertainment Limited beneficially owns 974,359 shares of Common Stock (the "Shares") which constitutes approximately 7.8% ofthe Common Stock outstanding as of February 14, 2000. e-New Media Technology Limited, through its 100% beneficial ownership of e-New Media Entertainment Limited, may be deemed to beneficially own all of such 974,359 Shares, constituting approximately 7.8% of the Common Stock outstanding. e-New Media Company Limited, through its 100% beneficial ownership of e-New Media Technology Limited, may be deemed to beneficially own all of such 974,359 Shares, constituting approximately 7.8% of the Common Stock outstanding.

     (c) e-New Media Digital Entertainment Limited being 100% owned by e-New Media Technology Limited, which is 100% owned by e-New Media Company Limited has shared power to vote or to direct the vote and to dispose or direct the disposition of all of the 974,359 Shares. e-New Media Technology Limited, as 100% beneficial owner of e-New Media Digital Entertainment Limited and e-New Media Company Limited, as 100% beneficial owner of e-New Media Technology Limited, each may be deemed to share the power to vote or direct the vote and to dispose or direct the disposition of all of such Shares.

     The Reporting Persons expressly declare that the filing of this statement on Schedule 13G shall not be construed as an admission that they are, for the purposes of Section 13(d) or 13(g) of the Securities and Exchange Act of 1934, the beneficial owners of any securities covered by this statement.

ITEM 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     This item is not applicable.

ITEM 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by the Reporting Persons.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARIES WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

     This item is not applicable.

ITEM 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP.

     This item is not applicable.

ITEM 9    NOTICE OF DISSOLUTION OF GROUP.

     This item is not applicable.

ITEM 10   CERTIFICATION.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 10, 2000.


                                   E-NEW MEDIA TECHNOLOGY LIMITED


                                   /s/  William Lam
                                   ------------------------------------
                                        William Lam




                                    E-NEW MEDIA DIGITAL ENTERTAINMENT LIMITED


                                    /s/  William Lam
                                    ------------------------------------
                                         William Lam


                                   E-NEW MEDIA COMPANY LIMITED,


                                   /s/  William Lam
                                   ------------------------------------
                                        William Lam